FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Atco Ltd.
Symbol : ACO.X
Reporting Period: 05/01/2009 - 05/31/2009

SEC Mail Processing Section

JUN 06 2009

09046332

SUPPL

Summary

Issued & Outstanding Opening Balance : 50,973,656 As at : 05/01/2009

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	1,600
Other Issuances and Cancellations	100
Issued & Outstanding Closing Balance :	50,975,356

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: 1,112,750 As at : 05/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2009	N		1,600		

Filer's comment

TSX Reserved = 2,739,950 TSX Available = 1,628,800

Totals		0	1,600	0	0

Stock Options Outstanding Closing Balance: 1,111,150 As at : 05/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2009	Conversion (General)	100
Totals		100

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 06/01/2009
Last Updated: 06/01/2009

dlw 6/15

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	05/01/2009 - 05/31/2009

Summary

Issued & Outstanding Opening Balance :	6,861,658	As at :	05/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-100		
Issued & Outstanding Closing Balance :	6,861,558		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2009	Conversion (General)	-100
Totals		-100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/01/2009
Last Updated:	06/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	05/01/2009 - 05/31/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/01/2009
Last Updated:	06/01/2009